April 10, 2023

Stacie Gorman

Pam Howell

Peter McPhun

Jennifer Monick

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C.

Re:Lucent, Inc.

Amendment No. 3 to Form 10

Filed March 21, 2023

File No. 000-56509

Dear Ms. Gorman:

The following are the issuers response to your comment letter of March 29, 2023.

Amendment No. 3 to Form 10-12G

Item 1. Description of Business

(a) Business Development, page 1

1.We note your response to comment 1 of our letter and reissue in part. We note that you have not included all the risks associated with failure to timely file Exchange Act reports. For example only, we note that you did not address the risk that the SEC could suspend trading or revoke your registration statement. Please also address the risk to investors if you continue to be delinquent or become delinquent again in the future. Please ensure that you disclose all risks. Lastly, please revise the risk factor subheading to make it clear the risk relates to the company's failure to file required periodic reports.

Clarified in the risk header that the risk relates to filing required periodic reports and added the risk that the SEC could revoke the registration statement or halt trading if the issuer becomes trading in the future and filed to file periodic reports as required.

Item 5. Directors and Executive Officers, page 12

2.We note your response to comment 3. We note your disclosure that Mr. Arenal has invested in companies through a family office and that he helped start a bank. Please clarify Mr. Arenal's roles with these entities. To the extent he held a position with the companies or with the bank in the past five years, please disclose this. Additionally, please identify any conflicts associated with having at least two companies that would currently be seeking merger candidates.

Clarified that Mr. Arenal is only a passive investor in these companies and is not active in management. In 2008, Mr. Arenal did work for Alliance Direct Bank. He was not an officer or director. Has not had a position with the companies or the bank within the previous five years. This disclosure is being added to both current blank check filings. In addition, the Company has updated, the sections entitled, Future success is highly dependent on the ability of our management to locate and attract a suitable acquisition and Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate, to address conflicts associated with two companies seeking mergers.

/s/ Steven Arenal

Steven Arenal

Chief Executive Officer of Lucent, Inc.